LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                            WWW.LEGALANDCOMPLIANCE.COM
                                                            DIRECT E-MAIL:
                                    LANTHONY@LEGALANDCOMPLIANCE.COM

September 12, 2006

VIA ELECTRONIC EDGAR FILING
AND FAX (202)772-9205

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: Michele M. Anderson, Legal Branch Chief

RE: IElement Corporation
Amendment No. 7 to Registration Statement on Form SB-2
Filed September 1, 2006
File No. 333-131451

Dear Ms. Anderson:

As a follow up to my telephone conversation with Wm. Bennett today, and in accordance with Rule 461 promulgated under the Securities Act of 1933, IElement Corporation requests that the effective date of its registration statement on Form SB-2 be accelerated to become effective on Wednesday, September 13, 2006 at 9:30 a.m., or as soon thereafter as possible. IElement also requests that the correspondence letter to the Securities and Exchange Commission filed on Edgar yesterday, September 11, 2006, be withdrawn.

IElement acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your attention to this matter is appreciated.

Legal & Compliance, LLC

By:______________________
Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
September 12, 2006
Page Two

IELEMENT CORPORATION:

Date: September 12, 2006

/s/
------------------------------
Name: Ivan Zweig
Title: Chief Executive Officer,
Chairman and Principal Accounting Officer
Principal Financial Officer
Director

LANCE K. STOVALL

Date: September 12, 2006

/s/
-------------------------------
Name: Lance K. Stovall
Title: Director

KEN A. WILLEY

Date: September 12, 2006

/s/
-------------------------------
Name: Ken A. Willey
Title: Director

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832
OFFICES IN WEST PALM BEACH AND MIAMI BEACH